UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY  NOTE

This current report on Form 6-k was submitted in connection with the resignation of Flynn Xuxian Huang as a director of 9F Inc. ( the “Company”) due to his personal reasons, effective from March 27, 2020. The Company is grateful for Mr. Huang’s valuable contribution to the Company during his term with the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Yanjun Lin
	Name:	Yanjun Lin
	Title:	Chief Financial Officer

Date: March 27, 2020

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